# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Guardian Metal Resources PLC, CIK 0002039972
CUSIP: 401382106
Title of class of securities: Ordinary Shares, par value GBP 0.01 per share
Address of issuer's principal executive offices: 25 Eccleston Place, London, United Kingdom (X0), SW1W 9NF
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000899140-26-001058
Filed by CIK 0001536411

## Reporting persons
- Duquesne Family Office LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 24,699,825; sole dispositive power 0; shared dispositive power 24,699,825; aggregate amount beneficially owned 24,699,825 (12.7% of the class)
  Comment: This Amendment #1 is being filed to correct an error in the originally filed Schedule 13G. This Schedule 13G, as amended, is filed pursuant to Rule 13d-1(d) not Rule 13d-1(c) as incorrectly noted in the originally filed Schedule 13G.
- Stanley Druckenmiller: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 24,699,825; sole dispositive power 0; shared dispositive power 24,699,825; aggregate amount beneficially owned 24,699,825 (12.7% of the class)

## Item 1. Issuer
Name of issuer: Guardian Metal Resources PLC
Address of issuer's principal executive offices: 25 Eccleston Place, London, England SW1W 9NF

## Item 2. Person Filing
Name of person filing: This statement is filed by (i) Duquesne Family Office LLC and (ii) Stanley Druckenmiller.
Address of principal business office or, if none, residence: The address of the principal business office of each of Duquesne Family Office LLC and Stanley Druckenmiller is 40 West 57th Street, 25th Floor New York, New York, 10019.
Citizenship: Duquesne Family Office LLC is a Delaware limited liability company. Mr. Druckenmiller is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See cover page
Percent of class: See cover page
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: See cover page
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: See cover page

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Duquesne Family Office LLC: /s/ Stanley Druckenmiller, Stanley Druckenmiller/Chairman and CEO (09/14/2026)
- Stanley Druckenmiller: /s/ Stanley Druckenmiller, Stanley Druckenmiller (09/14/2026)